UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RADIUS HEALTH, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
None
(CUSIP Number)
ANSBERT GADICKE
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	20010A103

1	NAMES OF REPORTING PERSONS MPM BioVentures III-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,480,490(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,480,490(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,480,490(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC), MPM BioVentures IV GP LLC (“BV IV GP”) and MPM BioVentures IV LLC (“BV IV LLC” and collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP, BV III LLC and BV IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Ashley L. Dombkowski, William Greene, Vaughn M. Kailian, James Paul Scopa, Steven St. Peter and John Vander Vort (collectively, the “Listed Persons”). BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner are Series A members of BV III LLC and managers of AM LLC. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. Luke Evnin, Ansbert Gadicke, Ashley L. Dombkowski, William Greene, Vaughn M. Kailian, James Paul Scopa, Steven St. Peter and John Vander Vort are members of BV IV LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of common stock, par value $0.0001 per share (“Common Stock”) of Radius Health, Inc. (the “Issuer”) issuable upon conversion of 122,290 shares of Series A-1 Convertible Preferred Stock, 181,364 shares of Series A-2 Convertible Preferred Stock and 44,395 shares of Series A-3 Convertible Preferred Stock (collectively with the Issuer’s Series A-4 Convertible Preferred Stock, Series A-5 Convertible Preferred Stock and Series A-6 Convertible Preferred Stock, the “Preferred Stock”). The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 3,480,490 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP), it would result in an applicable percentage of 86.2%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		234,010(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		234,010(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,010(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 8,222 shares of Series A-1 Convertible Preferred Stock, 12,194 shares of Series A-2 Convertible Preferred Stock and 2,985 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 234,010 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III), it would result in an applicable percentage of 29.6%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM Asset Management Investors 2003 BVIII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		67,380(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,380(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,380(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 2,368 shares of Series A-1 Convertible Preferred Stock, 3,511 shares of Series A-2 Convertible Preferred Stock and 859 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 67,380 shares of Common Stock issuable upon conversion of the Preferred Stock held by AM LLC), it would result in an applicable percentage of 10.8%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures III Parallel Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		105,100(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		105,100(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,100(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 3,693 shares of Series A-1 Convertible Preferred Stock, 5,477 shares of Series A-2 Convertible Preferred Stock and 1,340 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 105,100 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III PF), it would result in an applicable percentage of 15.9%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		294,140(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		294,140(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,140(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 10,335 shares of Series A-1 Convertible Preferred Stock, 15,327 shares of Series A-2 Convertible Preferred Stock and 3,752 shares of Series A-3 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 294,140 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III KG), it would result in an applicable percentage of 34.6%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM Bio IV NVS Strategic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		2,382,430(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,382,430(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,113,740(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,113,740(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,113,740(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 144,540 shares of Series A-1 Convertible Preferred Stock, 214,362 shares of Series A-2 Convertible Preferred Stock and 52,472 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,113,740 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG), it would result in an applicable percentage of 88.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,113,740(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,113,740(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,113,740(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.7%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 144,540 shares of Series A-1 Convertible Preferred Stock, 214,362 shares of Series A-2 Convertible Preferred Stock and 52,472 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis,, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,113,740 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF and BV III KG), it would result in an applicable percentage of 88.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS MPM BioVentures IV LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of preferred stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,563,550(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,563,550(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,563,550(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 200,909 shares of Series A-1 Convertible Preferred Stock, 402,115 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 6,563,550 shares of Common Stock issuable upon conversion of preferred stock held by the MPM Entities), it would result in an applicable percentage of 92.2%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,563,550(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

6,563,550(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,563,550(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 200,909 shares of Series A-1 Convertible Preferred Stock, 402,115 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a Series A member of BV III LLC, a manager of AM LLC and a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e, 6,563,550 shares of Common Stock issuable upon conversion of preferred stock held by the MPM Entities), it would result in an applicable percentage of 92.2%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Nicholas Galakatos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,181,120(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,181,120(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,181,120(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 146,908 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,181,120 shares of Common Stock issuable upon conversion of the Preferred Stock held byBV III QP, BV III, BVIII PF, BV III KG and AM LLC), it would result in an applicable percentage of 88.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Michael Steinmetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,181,120(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,181,120(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,181,120(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 146,908 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,181,120 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), it would result in an applicable percentage of 88.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Kurt Wheeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,181,120(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,181,120(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,181,120(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 146,908 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,181,120 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), it would result in an applicable percentage of 88.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Nicholas Simon III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,181,120(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,181,120(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,181,120(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 146,908 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,181,120 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), it would result in an applicable percentage of 88.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Dennis Henner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,181,120(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,181,120(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,181,120(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of an aggregate of 146,908 shares of Series A-1 Convertible Preferred Stock, 217,873 shares of Series A-2 Convertible Preferred Stock and 53,331 shares of Series A-3 Convertible Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. The Reporting Person is a Series A member of BV III LLC and a manager of AM LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which includes: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 4,181,120 shares of Common Stock issuable upon conversion of the Preferred Stock held by BV III QP, BV III, BVIII PF, BV III KG and AM LLC), it would result in an applicable percentage of 88.3%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Ashley L. Dombkowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS). BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS William Greene

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Vaughn Kailian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS James Paul Scopa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Steven St. Peter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

CUSIP No.	None

1	NAMES OF REPORTING PERSONS John Vander Vort

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,382,430(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,382,430(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,382,430(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of Common Stock of the Issuer issuable upon conversion of 54,001 shares of Series A-1 Convertible Preferred Stock and 184,242 shares of Series A-2 Convertible Preferred Stock held by MPM NVS. BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. The Reporting Person is a member of BV IV LLC. The Preferred Stock is convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.
(3) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 2,382,430 shares of Common Stock issuable upon conversion of the Preferred Stock held by MPM NVS), it would result in an applicable percentage of 81.1%.

Explanatory Note:
The following constitutes the Schedule 13D filed by the MPM Entities and the Listed Persons, each as defined below, and is being filed to report the acquisition of shares of Preferred Stock (as defined below), of the Issuer (as defined below) on May 17, 2011 as described in Item 3 below, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and among Radius Health, Inc. (“Old Radius”), MPM Acquisition Corp., a Delaware corporation (“MPMAC”), and RHI Merger Corp., a Delaware corporation and wholly-owned subsidiary of MPMAC (“Merger Sub”), dated as of April 25, 2011. Pursuant to the Merger Agreement, on May 17, 2011, Merger Sub merged with and into Old Radius and Old Radius became a wholly-owned subsidiary of MPMAC (the “Merger”). In the Merger, each share of Old Radius capital stock was converted into the right to receive shares of capital stock of MPMAC. Following the completion of the Merger, Merger Sub merged with and into MPMAC and MPMAC changed its name to Radius Health, Inc. In connection with the Merger, the shares of MPMAC previously owned by MPM Asset Management LLC, were redeemed at the effective time of the Merger.
This Schedule 13D also amends the Schedule 13D filed by Ansbert Gadicke on June 16, 2008 and the Schedule 13D filed by Luke Evnin on June 16, 2008.
Item 1. Security and Issuer
(a) This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Radius Health, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive office of the Issuer is located at 201 Broadway, 6th Floor, Cambridge, Massachusetts 02139.
Item 2. Identity and Background
(a) The persons and entities filing this Schedule 13D are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2003 BVIII LLC (“AM LLC”), MPM Bio IV NVS Strategic Fund, L.P. (“MPM NVS”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC), MPM BioVentures IV GP LLC (“MPM IV GP”) and MPM BioVentures IV LLC (“MPM IV LLC” and, collectively with BV III QP, BV III, BV III PF, BV III KG, AM LLC, MPM NVS, BV III GP and MPM IV GP, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Ashley L. Dombkowski, William Greene, Vaughn M. Kailian, James Paul Scopa, Steven St. Peter and John Vander Vort (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).
(b) The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III, Dennis Henner, Steven St. Peter, Vaughn Kailian and John Vander Vort is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116 and the address of the principal place of business for William Greene, James Paul Scopa and Ashley Dombkowski is 601 Gateway Blvd., Suite 350, S. San Francisco, CA 94080.
(c) The principal business of each of the MPM Entities is the venture capital investment business. Each of the Listed Persons is a general partner of various venture capital investment funds.
(d) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons, to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except BV III KG, which was organized in Germany and MPM NVS, which was organized in Bermuda.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration
The MPM Entities previously purchased an aggregate of 200,909 shares of Old Radius Series A-1 Convertible Preferred Stock, 402,115 shares of Old Radius Series A-2 Convertible Preferred Stock and 53,331 shares of Old Radius Series A-3 Convertible Preferred Stock for an aggregate purchase price of $48,202,626 from Old Radius at various times prior to the effectiveness of the Merger (the “Previously Purchased Securities”). The source of the funds for the Previously Purchased Securities was capital contributions from the MPM Entities’ respective investors.
Pursuant to the Merger Agreement, on May 17, 2011, Merger Sub merged with and into Radius with the surviving corporation becoming a wholly-owned subsidiary of MPMAC. Subsequently, the surviving corporation merged with and into MPMAC and MPMAC changed its name to Radius Health, Inc. All shares of capital stock of Old Radius which were issued and outstanding immediately prior to the effective time of the Merger were automatically converted into an aggregate of (i) 555,594 shares of Common Stock, (ii) 413,254 shares of the Issuer’s Series A-1 Convertible Preferred Stock (the “Series A-1”), (iii) 983,208 shares of the Issuer’s Series A-2 Convertible Preferred Stock (the “Series A-2”), (iv) 142,227 shares of the Issuer’s Series A-3 Convertible Preferred Stock (the “Series A-3”), (v) 3,998 shares of the Issuer’s Series A-4 Convertible Preferred Stock (the “Series A-4”), and (vi) 6,443 shares of the Issuer’s Series A-5 Convertible Preferred Stock (the “Series A-5”). The Series A-1, the Series A-2, the Series A-3, the Series A-4, the Series A-5 and the Issuer’s Series A-6 Convertible Preferred Stock are collectively referred to herein as the “Preferred Stock”).
The MPM Entities received the following shares of Preferred Stock upon the closing of the Merger:

	Series A-1	Series A-2	Series A-3
MPM BioVentures III, L.P.	8,222	12,194	2,985
MPM BioVentures III-QP, L.P.	122,290	181,364	44,395
MPM BioVentures III GmbH & Co. Beteiligungs KG	10,335	15,327	3,752
MPM BioVentures III Parallel Fund, L.P.	3,693	5,477	1,340
MPM Asset Management Investors 2003 BVIII LLC	2,368	3,511	859
MPM Bio IV NVS Strategic Fund, L.P.	54,001	184,242	—
Item 4. Purpose of Transaction
The Merger Agreement provided for the acquisition by MPMAC of all of the outstanding capital stock of Old Radius through a merger of Merger Sub with and into Old Radius, as a result of which the surviving corporation became a wholly-owned subsidiary of MPMAC. The surviving corporation was subsequently merged with and into MPMAC and changed its name to Radius Health, Inc. The shares of the Issuer’s capital stock acquired by the MPM Entities in the Merger were acquired solely for investment purposes.
Pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement by and among Old Radius and certain investors listed on Schedule I thereto, including BV III QP, BV III, BVIII PF, BV III KG, AM LLC and MPM NVS, dated as of April 25, 2011, and as amended on May 11, 2011(the “Purchase Agreement”), the MPM Entities committed to purchasing an aggregate of an additional 183,352 shares of Series A-1 from the Issuer in a series of private placements at a purchase price per share of $81.42 upon notice from the Issuer (the “Future Funding Obligations”). In the event that an investor does not timely and completely fulfill its Future Funding Obligation, all shares of Preferred Stock held by the investor will be automatically converted to Common Stock at the rate of one share of Common Stock for every ten shares of Preferred Stock and the Common Stock resulting from such conversion would then be subject to a repurchase right at par value in favor of the Issuer.
Subject to the foregoing, none of the Filing Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Filing Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Filing Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Filing Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Purchase Agreement are qualified in its entirety by reference to the full text of the Merger Agreement and the Purchase Agreement, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer
The following information with respect to the beneficial ownership of the Common Stock by the persons filing this Schedule 13D is provided as of the date of this filing:

	Shares of
	Common Stock
	on an As-			Sole	Shared
	Converted Basis	Sole Voting	Shared Voting	Dispositive	Dispositive	Beneficial	Percentage of
Filing Person	(1)	Power (1)	Power (1)	Power (1)	Power (1)	Ownership	Class (2)
BV III QP(3)	3,480,490	3,480,490	0	3,480,490	0	3,480,490	21.7%
BV III(4)	234,010	234,010	0	234,010	0	234,010	1.5%
BV III PF(5)	105,100	105,100	0	105,100	0	105,100	0.7%
BV III KG(6)	294,140	294,140	0	294,140	0	294,140	1.8%
AM LLC(7)	67,380	67,380	0	67,380	0	67,380	0.4%
MPM NVS(8)	2,382,430	2,382,430	0	2,382,430	0	2,382,430	14.8%
BV III GP(9)	4,113,740	0	4,113,740	0	4,113,740	4,113,740	25.6%
BV III LLC(9)	4,113,740	0	4,113,740	0	4,113,740	4,113,740	25.6%
BV IV GP(10)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
BV IV LLC(10)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
Luke Evnin(11)(12)	6,563,550	0	6,563,550	0	6,563,550	6,563,550	40.9%
Ansbert Gadicke(11)(12)	6,563,550	0	6,563,550	0	6,563,550	6,563,550	40.9%
Nicholas Galakatos(11)	4,181,120	0	4,181,120	0	4,181,120	4,181,120	26.0%
Michael Steinmetz(11)	4,181,120	0	4,181,120	0	4,181,120	4,181,120	26.0%
Kurt Wheeler(11)	4,181,120	0	4,181,120	0	4,181,120	4,181,120	26.0%
Nicholas Simon III(11)	4,181,120	0	4,181,120	0	4,181,120	4,181,120	26.0%
Dennis Henner(11)	4,181,120	0	4,181,120	0	4,181,120	4,181,120	26.0%
Ashley L. Dombkowski(12)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
William Greene(12)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
Vaughn Kailian(12)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
James Paul Scopa(12)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
Steven St. Peter(12)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%
John Vander Vort(12)	2,382,430	0	2,382,430	0	2,382,430	2,382,430	14.8%

(1)
Consists of shares of Common Stock underlying Series A-1, Series A-2 and Series A-3 which are convertible at any time, in whole or in part, at the election of the holder at a conversion ratio of 10 shares of Common Stock for every one share of Preferred Stock.

(2)
These percentages were calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011. See footnote (3) on each of the Reporting Persons’ respective cover pages for additional information regarding the calculation of percentages.

(3)	Consists of shares of Common Stock issuable upon conversion of 122,290 shares of Series A-1, 181,364 shares of Series A-2 and 44,395 shares of Series A-3.

(4)	Consists of shares of Common Stock issuable upon conversion of 8,222 shares of Series A-1, 12,194 shares of Series A-2 and 2,985 shares of Series A-3.

(5)	Consists of shares of Common Stock issuable upon conversion of 3,693 shares of Series A-1, 5,477 shares of Series A-2 and 1,340 shares of Series A-3.

(6)	Consists of shares of Common Stock issuable upon conversion of 10,335 shares of Series A-1, 15,327 shares of Series A-2 and 3,752 shares of Series A-3.

(7)	Consists of shares of Common Stock issuable upon conversion of 2,368 shares of Series A-1, 3,511 shares of Series A-2 and 859 shares of Series A-3.

(8)	Consists of shares of Common Stock issuable upon conversion of 54,001 shares of Series A-1 and 184,242 shares of Series A-2.

(9)
BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF and BV III KG. See footnotes (3) through (6) for the securities with respect to which these Filing Persons share voting and dispositive power.

(10)	BV IV GP and BV IV LLC are the direct and indirect general partners of MPM NVS. See footnote (8) for the securities with respect to which these Filing Persons share voting and dispositive power.

(11)
These Filing Persons are Series A Members of BV III LLC and managers of AM LLC. See footnotes (3) through (7) for the securities with respect to which these Filing Persons share voting and dispositive power.

(12)	These Filing Persons are members of BV IV LLC. See footnote (8) for the securities with respect to which these Filing Persons share voting and dispositive power.
As a condition to the closing of the Merger, and pursuant to a Redemption Agreement dated April 25, 2011, on May 17, 2011, the Issuer redeemed, effective concurrently with the effective time of the Merger, all of the 5,000,000 shares of issued and outstanding Common Stock of the Issuer, which was held by MPM Asset Management LLC, a Delaware limited liability company (“MPM Asset Management”), for $0.01 per share. As of the date hereof, MPM Capital LLC (“MPM Capital”) owns and manages MPM Asset Management. MPM Capital’s general partner is Medical Portfolio Management, LLC (“MPM LLC”). MPM LLC is controlled by Luke Evnin and Ansbert Gadicke, two of the Listed Persons. Messrs. Evnin and Gadicke shared voting and investment control of the securities previously owned by MPM LLC and, therefore, may have been deemed to be beneficial owners thereof.
The description contained in this Item 5 of the terms of the Redemption Agreement is qualified in its entirety by reference to the full text of the Redemption Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.
The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Stockholders’ Agreement
Board of Directors
Pursuant to the Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of May 17, 2011, by and among the Issuer and those holders of the Issuer’s capital stock listed on Schedule I thereto, (i) for so long as any Series A-1 is outstanding, the holders of a majority of the shares of Series A-1 outstanding, voting as a separate class, shall have the right to elect two (2) members of the Board of Directors of the Issuer (the “Board”) and (ii) MPM Capital, voting as a separate class, shall have the right to elect one (1) member of the Board by majority vote of the shares of Series A-1 held by MPM Capital; provided that such member of the Board of Directors shall be an individual with particular expertise in the development of pharmaceutical products; and, provided, further, that in order to be eligible to vote or consent with respect to the election of such member of the Board, MPM Capital together with members of the MPM Group (as defined in the Stockholders’ Agreement) must hold greater than twenty percent (20%) of the shares of Series A-1 purchased under the Purchase Agreement by MPM Capital and the members of the MPM Group. As part of the Stockholders’ Agreement, certain of the stockholders, including the MPM entities, agreed to vote in favor of all nominations pursuant to the foregoing.
Ansbert Gadicke, one of the Listed Persons, was elected to the Board by the majority of the shares of Series A-1 outstanding and Elizabeth Stoner, a managing director of one of the MPM Entities’ affiliates, was elected to the Board by the majority of the shares of Series A-1 outstanding that are held by MPM Capital, each effective as of May 17, 2011. Also in connection with the Merger, the Issuer entered into an Indemnification Agreement with each member of its board of directors, including Ansbert Gadicke and Elizabeth Stoner.
Registration Rights
Pursuant to the terms of the Stockholders’ Agreement, on or before the 60th calendar day following the closing of the Merger, the Issuer shall file a resale shelf registration statement (the “Registration Statement”) pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), covering the offering and resale of all of the Registrable Shares (meaning all of the Common Stock issued or issuable upon the conversion or exchange of the Preferred Stock). The Issuer shall use its reasonable best efforts to have the Registration Statement declared effective by the 90th calendar day following the closing of the Merger unless the Issuer receives comments on the Registration Statement from the SEC, in which case the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective by the 180th calendar day following the closing of the Merger. In the event that the Issuer is notified by the SEC that the Registration Statement will not be reviewed or is no longer subject to further review and comments, the Issuer shall use its reasonable best efforts to have the Registration Statement declared effective by the 5th trading day following such notification. The Issuer shall use its reasonable best efforts to keep the Registration Statement continuously effective until all Registrable Shares have been sold or may be sold without volume limitations under Rule 144 promulgated under the Securities Act. In the event that any of these provisions are not complied with, as described in greater detail in the Stockholders’ Agreement, on each such Event Date (as defined in the Stockholders’ Agreement) and on each monthly anniversary of each such Event Date until such event is cured, the Issuer shall pay to each holder an amount in cash equal to 1% of the aggregate purchase price paid by such holder pursuant to the Purchase Agreement for any Registrable Securities (meaning the Preferred Stock) then held by such holder. The maximum aggregate liquidated damages payable to a holder under the Stockholders’ Agreement is 16% of the aggregate purchase price paid by such holder pursuant to the Purchase Agreement. Interest accrues at the rate of 10% per annum on any unpaid liquidated damages.
Demand Registration Rights
At such time as the Registration Statement is no longer effective, subject to specified exceptions, any party to the Stockholders’ Agreement has the right to demand that the Issuer file an unlimited number of registration statements on Form S-3 covering the offering and sale of all or at least $1,000,000 worth of its Registrable Securities.
Piggyback Registration Rights
All parties to the Stockholders’ Agreement have piggyback registration rights. Under these provisions, if the Issuer registers any securities for public sale, other than pursuant to a registration statement on Form S-4, Form S-8 or Form S-1 (only in connection with an initial public offering), these stockholders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.
Expenses of Registration
The Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.
Indemnification
The Stockholders’ Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.
Lock-up Arrangements
Pursuant to the Stockholders’ Agreement, for a period of 180 days from May 17, 2011, the MPM Entities and all other parties subject to the Stockholders’ Agreement have agreed, subject to certain exceptions, not to sell, assign, transfer, make a short sale of, loan, grant any option for the purchase of, or exercise registration rights with respect to any shares of Common Stock or other securities convertible into or exercisable for Common Stock, other than to a member of such Stockholders’ Group (as defined in the Stockholders’ Agreement). Notwithstanding the foregoing, on the 30th, 60th, 90th and 180th day after May 17, 2011, these restrictions shall cease to apply to 5%, 15%, 30% and 50%, respectively, of shares of Common Stock issued or issuable upon conversion of the Series A-1 held or issuable to such stockholder at such time.
Right of First Refusal
Under the terms of the Stockholders’ Agreement, the Issuer is obligated to offer the holders of the Series A-1, the Series A-2 and the Series A-3 a right of first refusal with respect future equity issuances, subject to customary exceptions.
Certificate of Designations of the Series A-1 Convertible Preferred Stock, the Series A-2 Convertible Preferred Stock, the Series A-3 Convertible Preferred Stock, the Series A-4 Convertible Preferred Stock, the Series A-5 Convertible Preferred Stock and the Series A-6 Convertible Preferred Stock (the “Certificate of Designations”)

Voting and Dividends
The Preferred Stock entitles each holder thereof to one vote for each share of Common Stock into which such share of Preferred Stock is convertible, voting together with the Common Stock as a single class except with respect to certain amendments to the Certificate of Designations, authorization or issuance of any new class or series of senior or parity capital stock (subject to certain exceptions), any liquidation, dissolution or winding up of the Issuer and as outlined above under “Board of Directors.” Dividends accrue on the Series A-1, Series A-2 and Series A-3 at the rate of 8% per annum, compounding annually and payable only when, as and if declared by the Board, in cash or additional shares of Common Stock, at the Issuer’s option, or upon liquidation, dissolution or winding up of the Issuer or an Event of Sale (as defined in the Certificate of Designations). Upon conversion of any of the A-1 Preferred, A-2 Preferred and A-3 Preferred into Common Stock additional shares of Common Stock will be issued in respect of the accrued dividends on such shares.
Ranking
Series A-1. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale. The Series A-1 ranks senior to the Series A-2, Series A-3, Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer, the Series A-1 holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of Series A-1.
Series A-2. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale. The Series A-2 ranks senior to the Series A-3, Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer, the Series A-2 holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of Series A-2.
Series A-3. With respect to dividend rights (other than with respect to the quarterly payment of accruing dividends on the Series A-5) and rights in the event of the liquidation, dissolution or winding up of the Issuer or an Event of Sale. The Series A-3 ranks senior to the Series A-4, Series A-5 and Series A-6 and the Common Stock. In the event of the liquidation, dissolution or winding up of the Issuer, the Series A-3 holders shall be entitled to receive an amount per share equal to $81.42, plus any accrued and unpaid dividends on such shares of Series A-3.
Conversion
The Preferred Stock is subject to automatic conversion, at the then applicable conversion ratio, into Common Stock upon (i) an election to convert made by holders of at least 70% of the outstanding shares of Series A-1, Series A-2 and Series A-3, voting together as a single class or (ii) the listing of the Common Stock on a national securities exchange.
The Preferred Stock may also be voluntarily converted at any time, at the option of the holder, at the then applicable conversion ratio, into Common Stock.
Anti-dilution Protection
All shares of Series A-1, Series A-2 and Series A-3 shall have weighted-average anti-dilution protection (based on the initial conversion purchase price of $8.142 per share) and anti-dilution protection upon the occurrence of any subdivision or combination of the Common Stock, stock dividend and other distribution, reorganization, reclassification or similar event affecting the Common Stock, subject to certain exceptions.
The foregoing description contained in this Item 6 of the terms of the Stockholders’ Agreement and the Certificate of Designations are intended as a summary only and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and the Certificate of Designations, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein. Other than as described in this Schedule 13D, to the best of the MPM Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A.
Agreement and Plan of Merger by and among the Issuer, Radius Health, Inc. and RHI Merger Corp, dated as of April 25, 2011 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 29, 2011).

B.
Series A-1 Convertible Preferred Stock Purchase Agreement by and among Radius Health, Inc. and certain investors listed on Schedule I thereto, dated as of April 25, 2011 (incorporated by reference to Exhibit 10.26 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

C.	Amendment No. 1 to Series A-1 Convertible Preferred Stock Purchase Agreement by and among Radius Health, Inc. and certain investors listed on Schedule I thereto, dated as of M ay 11, 2011.

D.
Redemption Agreement by and between the Issuer and MPM Asset Management LLC, dated April 25, 2011 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173, filed with the SEC on April 29, 2011).

E.
Amended and Restated Stockholders’ Agreement, dated as of May 17, 2011 by and among the Issuer and those holders of the Issuer’s capital stock listed on Schedule I thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

F.
Indemnification Agreement by and between the Issuer and Ansbert Gadicke, dated May 17, 2011 (incorporated by reference to Exhibit 10.52 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

G.
Certificate of Designations of the Series A-1 Convertible Preferred Stock, the Series A-2 Convertible Preferred Stock, the Series A-3 Convertible Preferred Stock, the Series A-4 Convertible Preferred Stock, the Series A-5 Convertible Preferred Stock and the Series A-6 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

H.	Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2011

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2003 BVIII LLC		MPM BIOVENTURES III GP, L.P.

By:	/s/ Luke Evnin	By:	MPM BioVentures III LLC,

	Name: Luke Evnin		its General Partner
	Title: Manager	By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

MPM BIOVENTURES III LLC

By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

MPM Bio IV NVS Strategic Fund, L.P.		MPM BIOVENTURES IV GP LLC

By:	MPM BIOVENTURES IV GP LLC, its General Partner	By:	MPM BIOVENTURES IV LLC, its Managing Member
By:	MPM BIOVENTURES IV LLC, its Managing Member

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Member		Title: Member

MPM BIOVENTURES IV LLC

By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Member

	/s/ Luke Evnin	/s/ Ansbert Gadicke

	Luke Evnin	Ansbert Gadicke

	/s/ Nicholas Galakatos	/s/ Michael Steinmetz

	Nicholas Galakatos	Michael Steinmetz

	/s/ Kurt Wheeler	/s/ Nicholas Simon III

	Kurt Wheeler	Nicholas Simon III

	/s/ Dennis Henner	/s/ Ashley L. Dombkowski

	Dennis Henner	Ashley L. Dombkowski

	/s/ William Greene	/s/ Vaughn Kailian

	William Greene	Vaughn Kailian

	/s/ James Paul Scopa	/s/ Steven St. Peter

	James Paul Scopa	Steven St. Peter

/s/ John Vander Vort

John Vander Vort
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG, manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG manager of MPM Asset Management Investors 2003 BVIII LLC and a member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA

Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Series A member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG and manager of MPM Asset Management Investors 2003 BVIII LLC
Citizenship: USA
Steven St. Peter
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
William Greene
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
James Paul Scopa
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Ashley Dombkowski
c/o MPM Asset Management
601 Gateway Blvd. Suite 350
S. San Francisco, CA 94080
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
Vaughn M. Kailian
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA
John Vander Vort
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 54th Floor
Boston, MA 02116
Principal Occupation: Member of the managing member of the general partner of MPM Bio IV NVS Strategic Fund
Citizenship: USA

EXHIBIT INDEX
A.
Agreement and Plan of Merger by and among the Issuer, Radius Health, Inc. and RHI Merger Corp, dated as of April 25, 2011 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 29, 2011).

B.
Series A-1 Convertible Preferred Stock Purchase Agreement by and among Radius Health, Inc. and certain investors listed on Schedule I thereto, dated as of April 25, 2011 (incorporated by reference to Exhibit 10.26 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

C.	Amendment No. 1 to Series A-1 Convertible Preferred Stock Purchase Agreement by and among Radius Health, Inc. and certain investors listed on Schedule I thereto, dated as of May 11, 2011.

D.
Redemption Agreement by and between the Issuer and MPM Asset Management LLC, dated April 25, 2011(incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on April 29, 2011).

E.
Amended and Restated Stockholders’ Agreement, dated as of May 17, 2011 by and among the Issuer and those holders of the Issuer’s capital stock listed on Schedule I thereto (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

F.
Indemnification Agreement by and between the Issuer and Ansbert Gadicke, dated May 17, 2011 (incorporated by reference to Exhibit 10.52 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

G.
Certificate of Designations of the Series A-1 Convertible Preferred Stock, the Series A-2 Convertible Preferred Stock, the Series A-3 Convertible Preferred Stock, the Series A-4 Convertible Preferred Stock, the Series A-5 Convertible Preferred Stock and the Series A-6 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K (SEC File No. 000-53173), filed with the SEC on May 23, 2011).

H.	Agreement regarding filing of joint Schedule 13D.